UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41677

CytoMed Therapeutics Limited

(Exact name of registrant as specified in its charter)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 22, 2026, Mr. Choo Chee Kong, Chairman and Director of CytoMed Therapeutics Limited (the “Company”), has offered to acquire up to 200,000 of the Company's shares via private share purchase agreement with independent arm’s-length shareholders for cash consideration. Further announcement on the exact amount of shares acquired (minimum acquisition of 100,000 shares) will be made as soon as possible. The Company was not a party to these transactions and did not receive any proceeds therefrom. Mr Choo intends to continue engaging with more independent arm’s-length shareholders through privately negotiated transactions to further increase his shareholding in the Company.

In addition, Mr. Choo through his 100% ownership of EP Capital Inc., invested S$300,000 (approximately US$250,000) in LongevityBank Pte Ltd (“LongevityBank”), a subsidiary of the Company engaged in licenced cord blood banking and the development of cord blood-derived therapeutics. Following the investment, EP Capital Inc.’s shareholding in LongevityBank increased from 6.4% to 12.0%, based on a post-money valuation of S$5 million. The proceeds from this investment will be allocated towards the establishment of a research and development laboratory, enhancing our capabilities in product innovation and process improvement to complement the manufacturing processes of our existing current Good Manufacturing Practice (“cGMP”) facility.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoMed Therapeutics Limited

	By:	/s/ CHOO Chee Kong
	Name:	CHOO Chee Kong
Date: June 23, 2026	Title:	Director and Chairman